As filed with the Securities and Exchange Commission on April 18, 2018
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13E-3 RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 6)
NATIONAL RESEARCH CORPORATION (Name of Issuer)
National Research Corporation Michael D. Hays (Names of Persons Filing Statement)

Class B Common Stock, $.001 par value (Title of Class of Securities)

637372301 (CUSIP Number of Class of Securities)

Kevin R. Karas

Senior Vice President Finance,

Chief Financial Officer, Treasurer and Secretary

National Research Corporation

1245 Q Street

Lincoln, Nebraska 68508

(402) 475-2525
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

_____________________________________

With a copy to:
Russell E. Ryba
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5306
(414) 297-5668

This statement is filed in connection with (check the appropriate box):

☒

The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐

Check the following box if the filing is a final amendment reporting the results of the transaction. ☒

________________________________________________

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$204,447,510.45	$25,453.72

* Estimated for purposes of calculating the filing fee only. Pursuant to Rule 0-11(b)(2), this amount is based on the market value, as determined in accordance with Rule 0-11(a)(4) as the average of the high and low prices as reported on the Nasdaq Stock Market on January 22, 2018, of the 3,654,111 shares of class B common stock, par value $.001 per share, of National Research Corporation (“NRC”) that will be acquired by NRC in connection with the proposed recapitalization (the “Proposed Recapitalization”). The 3,654,111 shares of class B common stock being acquired by NRC in the Proposed Recapitalization was determined as follows: (1) 3,540,857 shares of class B common stock outstanding as of January 19, 2018, which includes 13,611 restricted shares of class B common stock that will vest in full and be exchanged as if they were exchanged in the Proposed Recapitalization; plus (2) 113,254 net shares of class B common stock represented by outstanding options to purchase class B common stock that will vest in full and be exchanged as if they were exchanged in the Proposed Recapitalization (less the exercise price of the options).

** Determined pursuant to Rule 0-11(b)(2) as the product of $204,447,510.45 and 0.0001245 ($124.50 per million dollars, the Securities and Exchange Commission’s Fee Rate Advisory #1 for Fiscal Year 2018). As described below, we have offset the total amount of the filing fee for this Schedule 13E-3 pursuant to a payment of $11,705.80 made in connection with the initial filing of this Schedule 13E-3 on September 18, 2017, and a payment of $13,747.92 made in connection with the filing of Amendment No. 3 to this Schedule 13E-3 on January 26, 2018.

☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $25,453.72
Form or Registration No.: Schedule 13E-3 (File No. 005-52417)
Filing Party: National Research Corporation

Date Filed:                 September 18, 2017 & January 26, 2018

INTRODUCTION

This Amendment No. 6 (this “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 originally filed with the Securities and Exchange Commission (the “SEC”) on September 18, 2017 (as amended to date, the “Schedule 13E-3”) is being filed with the SEC pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by National Research Corporation, a Wisconsin corporation (the “Company”), and Michael D. Hays, an affiliate of the Company. Concurrently with the filing of Amendment No. 5 to the Schedule 13E-3 on March 13, 2018, the Company filed a definitive proxy statement pursuant to Regulation 14A under the Exchange Act. Pursuant to the proxy statement, the holders of the class A common stock and the class B common stock of the Company were given notice of a special meeting of the shareholders at which they were asked to approve (1) an amendment to the Company’s Amended and Restated Articles of Incorporation (the “Articles”) to effect a recapitalization of the Company pursuant to which each share of the Company’s class B common stock was to be exchanged for one share of the Company’s class A common stock plus $19.59 in cash, without interest (the “Proposed Recapitalization”), and (2) an amendment and restatement of the Company’s Articles immediately following the Proposed Recapitalization. The information in the proxy statement, including all appendices thereto, is expressly incorporated herein by reference and the responses to each Item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the proxy statement. Capitalized terms used but not defined herein have the meanings given to them in the proxy statement.

This Final Amendment is being filed by the Company and Mr. Hays pursuant to Rule 13e-3(d)(3) as a final amendment to the Schedule 13E-3 to report the results of the transaction that is the subject of the Schedule 13E-3.

Item 15.	Additional Information.

(c)	Other material information.

Item 15(c) is hereby amended and supplemented as follows:

On April 16, 2018, at a special meeting of the Company’s shareholders, the following voting groups approved the Proposed Recapitalization: (1) the holders of the class A common stock and the class B common stock, voting together as a single class; (2) the holders of the class A common stock, voting separately as an independent voting group; and (3) the holders of the class B common stock, voting separately as an independent voting group.

On April 17, 2018, the Company filed an amendment to the Articles and an amendment and restatement of the Company’s Articles with the Wisconsin Department of Financial Institutions to effect the Proposed Recapitalization. As a result of the effectiveness of the Proposed Recapitalization, as of 5:00 p.m., CT, on April 17, 2018 (the “Effective Time”), each share of the Company’s class B common stock issued and outstanding immediately prior to the Effective Time was automatically exchanged for one (1) fully-paid and nonassessable share of class A common stock and $19.59 in cash, without interest.

As a result of the Proposed Recapitalization, the Company’s class B common stock has ceased to trade on the NASDAQ Global Market (“Nasdaq”) and became eligible for delisting from Nasdaq and for termination of registration under the Exchange Act. On April 17, 2018, as requested by the Company, Nasdaq filed with the SEC a Notification of Removal from Listing on Form 25 with respect to the delisting of the Company’s class B common stock from Nasdaq.

On April 17, 2018, after the Proposed Recapitalization was effected, the Company filed with the SEC a Certification and Notice of Termination of Registration on Form 15 to deregister its class B common stock under the Exchange Act.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

NATIONAL RESEARCH CORPORATION

By: /s/ Michael D. Hays

Michael D. Hays

Chief Executive Officer

Dated: April 18, 2018

OTHER FILING PERSON

By: /s/ Michael D. Hays

Michael D. Hays

Dated: April 18, 2018

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